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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ULTIMATE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

903849107

(Cusip Number)

Mark J. Wattles
7945 W. Sahara #205
Las Vegas, Nevada 89117
(503) 570-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903849107

1.	Name of Reporting Person: Mark J. Wattles		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,467,000

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 1,467,000

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,878,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 54.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 903849107

1.	Name of Reporting Person: Mark Wattles Enterprises, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,411,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.9%

14.	Type of Reporting Person (See Instructions): OO

INTRODUCTION

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2004 by Mr. Mark J. Wattles, as heretofore amended. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby

Item 1. Security and Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (“Common Stock”), of Ultimate Electronics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 321 W. 84th Avenue, Suite A, Thornton, CO 80260.

Item 2. Identity and Background.

     (a) This Statement is being filed jointly by Mark J. Wattles (“Mr. Wattles”) and Mark Wattles Enterprises, LLC, a Delaware limited liability company (“MWE”) wholly owned by Mr. Wattles.

     (b) The business address of each of the reporting persons is 7945 W. Sahara #205, Las Vegas, Nevada 89117.

     (c) Mr. Wattles’ principal occupation and employment is Chairman of the Board and Chief Executive Officer of Hollywood Entertainment Corporation. The address of the principal executive offices of Hollywood Entertainment Corporation is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

     MWE is a newly formed entity through which Mr. Wattles has made an investment in the Company. The address of the offices of MWE is 7945 W. Sahara #205, Las Vegas, Nevada 89117.

     (d)-(e) During the last five years, neither of the reporting persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Wattles is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 11, 2005, MWE acquired an aggregate of 6,850,000 shares of Common Stock from the Company pursuant to a Stock Purchase Agreement between the Company and MWE (the “Stock Purchase Agreement”), a copy of which is attached as Exhibit 99.2. The total amount of funds used to make this purchase of shares of Common Stock was $4,452,000 in cash. The source of such funds was a capital contribution by Mr. Wattles to the capital of MWE, which Mr. Wattles made from his personal funds.

Item 4. Purpose of Transaction.

     Item 4 of this Statement is hereby supplemented as follows:

     On January 11, 2005, MWE and Mr. Wattles effected a number of simultaneous transactions with the Company and certain of its principal stockholders and lenders. These transactions consisted of the following:

•	the acquisition by MWE of 6,850,000 shares of Common Stock from the Company;

•	the grant by the Company to MWE of an option to purchase 1,850,000 shares of Common Stock;

•	the execution by certain of the principal stockholders of the Company of voting agreements in favor of MWE covering an aggregate of 2,711,134 shares of Common Stock;

•	the grant by certain of the principal stockholders of the Company to MWE of an option to purchase 1,804,324 shares of Common Stock; and

•	the commitment by Mr. Wattles to provide loans in the amount of $5.6 million in connection with a $118.6 million debtor in possession facility to be provided by certain lenders to the Company in connection with the filing of its petition for relief under Chapter 11 of the U.S. Bankruptcy Code, as amended (the “Bankruptcy Code”).

     The following is a more detailed description of these transactions and the purposes thereof:

     Stock Purchase Transaction. The Company entered into the Stock Purchase Agreement, a copy of which is attached as Exhibit 99.2. Pursuant to the Stock Purchase Agreement, the Company issued and sold a total of 6,850,000 shares of Common Stock to MWE at a price of $0.65 per share. In addition, the Company agreed to restructure the Board of Directors by (i) reducing the total number of directors to five; (ii) appointing Mr. Wattles and two of his designees, Mr. Bruce Giesbreacht and Mr. James Marcum, to serve as directors; (iii) obtaining resignations from all of the individuals serving as directors of the Company immediately prior to the closing date of the transactions contemplated by the Stock Purchase Agreement (the “Closing Date”); (iv) making arrangements to appoint two additional directors (both of whom are to be selected from among the individuals who were directors of the Company immediately prior to the Closing Date, if they are willing to serve) within 30 days after the Closing Date. In connection with the foregoing restructuring of the Board of Directors, MWE agreed that, within 30 days after the Closing Date, two members of the Board of Directors would be “independent” within the meaning of the Nasdaq listing standards applicable to the Company. The purpose of the acquisition pursuant to the Stock Purchase Agreement was to permit the reporting persons to acquire a substantial equity interest in the Company and to be able to designate a majority of the members of the Board of Directors of the Company.

     Company Option. The Company and MWE entered into an Option Agreement (the “Company Option Agreement”), a copy of which is attached hereto as Exhibit 99.3. Under the terms of the Company Option Agreement, the Company granted an option (the “Company Option”) to MWE to purchase 1,850,000 shares of Common Stock at an exercise price of $0.65 per share. The Company Option will be exercisable during the period beginning on January 25, 2005, which is the fourteenth calendar day after the filing by the Company of its petition for relief under Chapter 11 of the Bankruptcy Code, and ending on the earlier of (i) two years after the commencement of the Exercise Period or (ii) the effective date of any plan of reorganization approved by the Bankruptcy Court (each, a “Termination Event”). The purpose of the Company Option is to provide an additional opportunity for MWE to make an equity investment in the Company and to obtain additional voting rights on matters submitted to a vote of the stockholders of the Company.

     Voting Agreements. Certain principal stockholders of the Company (the “Principal Stockholders”), consisting of (i) William J. Pearse and his spouse, Barbara A. Pearse (collectively, the “Pearse Parties”) and (ii) Thomas R. Hoffman, as trustee for various family trusts established for the benefit of family members of the Pearse Parties (the “Trustee”), entered into Voting Agreements with MWE (the “Voting Agreements”), copies of which are attached hereto as Exhibits 99.4 and 99.5. Pursuant to the Voting Agreements, the Principal Stockholders (i) agreed to vote the shares of Common Stock beneficially owned by them, on any matter submitted to the stockholders of the Company, in accordance with the directions of MWE and (ii) granted to MWE an irrevocable proxy with respect to the shares of Common Stock beneficially owned by them. The Pearse Parties beneficially own an aggregate of 1,804,324 shares of Common Stock and the Trustee beneficially owns an aggregate of 906,810 shares of Common Stock. Each of the Voting Agreements will continue in effect until the occurrence of a Termination Event. The purpose of the Voting Agreements is to provide MWE with additional voting rights on matters submitted to a vote of the stockholders of the Company.

     Pearse Option. The Pearse Parties entered into an Option Agreement with MWE (the “Pearse Option Agreement”), a copy of which is attached hereto as Exhibit 99.6. Under the terms of the Pearse Option Agreement, the Pearse Parties granted to MWE an option (the “Pearse Option”) to purchase all of the 1,804,324 shares of Common Stock beneficially owned by them at an exercise price equal to the lesser of (i) $0.65 per share or (ii) if the Common Stock is traded on a nationally recognized securities market, the average of the last sale prices per share of Common Stock during a specified five-day period preceding the exercise of the Pearse Option. The exercise period of the Pearse Option will commence on January 25, 2005 and will end upon the occurrence of a Termination Event. The purpose of the Pearse Option is to provide an additional opportunity for MWE to make an equity investment in the Company and to obtain additional voting rights on matters submitted to a vote of the stockholders of the Company.

     DIP Financing Commitment. Mr. Wattles executed a commitment letter (the “Commitment Letter”) providing that he will participate in a $118.6 million debtor in possession facility (the “DIP Facility”) for the Company, upon the terms and subject to the conditions set forth in a related Summary of Terms and Conditions (the “DIP Term Sheet”). The DIP Facility will include two tranches of loans (the “Senior Tranche Loans”) to be provided by Wells Fargo Retail Finance, LLC and certain other banks or financial institutions and a separate $5.6 million loan tranche (the “Tranche C Loan”) to be provided by Mr. Wattles. Under the terms contemplated by the Commitment Letter and DIP Term Sheet, the Tranche C Loan will (i) be secured by the same collateral as the Senior Tranche Loans, (ii) be subordinated in right of payment to the prior payment in full of the Senior Tranche Loans and (iii) bear interest at the rate of 20% per annum, payable in kind until payment in full of the Senior Tranche Loans. The availability of the DIP Facility is subject to various conditions, including negotiation, execution and delivery of loan documentation satisfactory to the lenders and approval of the facility by the Bankruptcy Court. In addition to other customary events of default, if Mr. Wattles ceases to be Chairman of the Board and Chief Restructuring Officer of the Company, an event of default would occur under the DIP Facility.

     As a result of the consummation of the transactions described above among MWE, the Company and certain of its principal stockholders, the reporting persons will be able to exercise control over the Company through their designees on the Board of Directors of the Company, their ownership of shares of Common Stock and the terms of the Voting Agreements. Furthermore, Mr. Wattles has been elected Chairman of the Board of the Company.

     Notwithstanding the fact that additional funds were made available to the Company through the equity investment made by MWE pursuant to the Stock Purchase Agreement, shortly after the closing of such investment, the Company filed a petition with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking bankruptcy protection under Chapter 11 of the Bankruptcy Code. During the course of the Company’s bankruptcy proceedings, the reporting persons will, in cooperation with management and the Board of Directors of the Company, review the alternatives available to the Company as debtor in possession, and the Company will attempt to formulate a plan of reorganization to be submitted to the Bankruptcy Court. Although the Company has not yet formulated any specific plan of reorganization, it is possible that such a plan of reorganization could relate to or involve one or more of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

     The aggregate number of shares of Common Stock of the Company deemed to be beneficially owned for the purposes of this Statement by Mr. Wattles is 12,878,134 shares of Common Stock, representing approximately 54.1% of the outstanding shares of Common Stock of the Company as of January 11, 2005. Of such shares, Mr. Wattles (i) has sole voting and dispositive power over 1,467,000 shares, (ii) shares voting power with respect to 11,411,134 shares with MWE and (iii) shares dispositive power with respect to 8,700,000 shares with MWE.

     The aggregate number of shares of Common Stock of the Company deemed to be beneficially owned for the purposes of this Statement by MWE is 11,411,134 shares of Common Stock, representing approximately 47.9% of the outstanding shares of Common Stock of the Company as of January 11, 2005. Of such shares, MWE, (i) shares voting power with respect to 11,411,134 shares with Mr. Wattles and (ii) shares dispositive power with respect to 8,700,000 shares with Mr. Wattles.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Reference is made to the information provided in response to Item 4 above with respect to the Stock Purchase Agreement, the Company Option Agreement, the Voting Agreements and the Pearse Option Agreement. For additional information regarding such agreements, please see the copies of such agreements attached as Exhibits 99.2 through 99.6 to this Statement. The summaries of the terms and provisions of such agreements contained in this Statement are not complete, and are subject in all respects to the full text of such agreements.

Item 7. Material to Be Filed as Exhibits.

     Exhibit 99.1 — Joint Filing Agreement dated as of January 11, 2005 between the reporting persons pursuant to which this Statement on Schedule 13D is filed on behalf of each of them.

     Exhibit 99.2 — Stock Purchase Agreement, dated as of January 11, 2005, by and between Ultimate Electronics, Inc. and Mark Wattles Enterprises, LLC.

     Exhibit 99.3 — Option Agreement, dated as of January 11, 2005, by and between Ultimate Electronics, Inc. and Mark Wattle Enterprises, LLC.

     Exhibit 99.4 — Voting Agreement, dated as of January 11, 2005, by and among William J. Pearse, Barbara A. Pearse and Mark Wattle Enterprises, LLC.

     Exhibit 99.5 — Voting Agreement, dated as of January 11, 2005, by and among, Thomas R. Hoffman, as trustee, and Mark Wattle Enterprises, LLC.

     Exhibit 99.6 — Option Agreement, dated as of January 11, 2005, by and among William J. Pearse, Barbara A. Pearse and Mark Wattle Enterprises, LLC.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2005

MARK WATTLES ENTERPRISES, LLC

By:	/s/ Mark J. Wattles

Name:	Mark J. Wattles
Title:	President

/s/ Mark J. Wattles

Mark J. Wattles